United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

April 2025

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

MINUTES OF THE VALE S.A. ANNUAL AND EXTRAORDINARY SHAREHOLDERS’ MEETINGS HELD COMBINED ON APRIL 30, 2025. PUBLICLY-HELD COMPANY CNPJ: 33.592.510/0001-54 NIRE (Company Registration) 33.300.019.766 01 - PLACE, DATE AND TIME: Pursuant to item I, Paragraph 2 of Article 5 of CVM Resolution No. 81/2022 and subsequent amendments (“Resolution 81”), the Annual and Extraordinary General Meetings (“Meetings”) were held combined and digitally, via Zoom, on April 30, 2025, at 10:00 a.m., and are deemed to have been held at the Vale S.A. (“Vale” or “Company”) headquarters. 02 - CHAIR AND SECRETARY: Chair: Mr. Luiz Antonio de Sampaio Campos, indicated in accordance with Art. 9, §1 of the Bylaws. Secretary: Ms. Maria Isabel dos Santos Vieira. 03 - ATTENDANCE AND QUORUM: The Annual Shareholders’ Meeting was attended by shareholders representing 79.64% % of the Company’s share capital, and the Extraordinary Shareholders’ Meeting by shareholders representing 79.55%% of the Company’s share capital, according to (i) the consolidated analytical map that synthesizes the votes from the voting maps prepared by the bookkeeping agent, by the central depositary and by the Company itself, pursuant to Article 48, item II, of Resolution 81, including shareholders who exercised their right to participate and vote remotely, and (ii) the list of shareholders participating via the Zoom digital platform; thus sufficient quorum was confirmed for the installation of the Meetings. Also present were Messrs. Marcelo Feriozzi Bacci, Vale’s Executive Vice President of Finance and Investor Relations, Alxandre D’Ambrosio, Vale’s Executive Vice Presidente of Legal and Corporate and institutional Affairs, Patricia Seoane Azevedo and Leandro Mauro Ardito, representatives of PricewaterhouseCoopers Auditores Independentes (“PwC”), in accordance with §1 of Article 134 of Law No. 6.404/76 , Márcio de Souza, Chairman of the Fiscal Council, in accordance with Article 164 of Law No. 6.404/76, Manuel Lino Silva Sousa Oliveira, Coordinator of the Audit and Risk Committee, and Bruno Soares, representative of EY Auditores Independentes (“EY”), hired by the Company to issue a limited assurance report on the procedures for receiving, recording and counting the votes

Continued Minutes of the Vale S.A. Annual and Extraordinary Shareholders’ Meetings, held combined on April 30, 2025. 2 received by the Company for the election of the members of the Board of Directors, its Chairman and Deputy Chairman and members of the Fiscal Council. 04 – DIGITAL PLATFORM REQUIREMENTS: The Zoom platform meets the requirements of Art. 28, §1 of Resolution 81. Prior to the Meetings, the Shareholders were informed of all the necessary procedures for exercising their rights to participate, voice their opinions and vote via the platform during the Meetings. Shareholders who participated via Zoom authorized the Company in advance to use any information contained in the recording of the Meetings for all legal purposes. 05 – CALL: The Meetings were regularly called through publication of the Call Notice on March 18, 19 and 20, 2025 in the Valor Econômico (Rio de Janeiro), pages E4, E7 and C9, respectively, as well as simultaneous publication on its website, with the following Agenda: 1. Annual Shareholders’ Meeting 1.1 Appreciation of the management report and accounts and examination, discussion and voting on the financial statements for the fiscal year ending December 31, 2024; 1.2 Proposal for the allocation of the result for fiscal year 2024; 1.3 Setting the number of seats on the Board of Directors at 13 effective members and 1 alternate member; 1.4 Individual election of the members of the Board of Directors; 1.5 Election of the Chairman of the Board of Directors; 1.6 Election of the Deputy Chairman of the Board of Directors; 1.7 Election of the Fiscal Council members; and 1.8 Setting the global annual remuneration for directors and members of the Fiscal Council for the year 2025. 2. Extraordinary Shareholders’ Meeting 2.1 To approve the new Global Long-Term Share-Based Incentive Plan.

Continued Minutes of the Vale S.A. Annual and Extraordinary Shareholders’ Meetings, held combined on April 30, 2025. 3 All the documents required by Law 6,404/76 and the rules of the Securities and Exchange Commission of Brazil (“CVM”) applicable to the matters on the Agenda were made available to the Company’s shareholders on the Company’s investor relations website and through the CVM’s IPE System upon publication of the Call Notice. 6 - READING OF DOCUMENTS: In compliance with the provisions of Article 46-C, Sole Paragraph, of Resolution 81, at the start of the Meetings, the consolidated synthetic voting map was projected, which unifies the synthetic maps of the central depositary, the bookkeeping agent and the votes sent directly to the Company so as to inform the Shareholders of the results of each resolution. Subsequently, for the sake of transparency and with the authorization of the representative of the depositary institution of the American Depositary Receipts representing Companyissued shares (“ADRs”), also was projected a map containing both the votes cast via remote voting ballots and the total votes sent to the Company by the depositary institution of the ADRs. The following documents relating to the matters to be addressed at the Assembly were made available: (i) publications of the Call Notice; (ii) Management Report and Financial Statements for the fiscal year ended December 31, 2024, including the Consolidated Financial Statements, the PwC External Audit Report, published in summary form in the Valor Econômico (Rio de Janeiro), pages E11 to E15, on February 28, 2025;(iii) Proposal for the Allocation of Result, pursuant to Annex A of Resolution 81; (iv) Participation Manual and Management Proposal, published on March 17, 2025, republished on March 21, 2025 and April 2, 2025, containing information about the Meetings, including: (iv.a) information about the candidates for members of the Board of Directors and of the Fiscal Council, pursuant to items 7.3 to 7.6 of the Reference Form; (iv.b) the Management Comments on Vale’s financial position, pursuant to item 2 of the Reference Form; (iv.c) the Management Remuneration, pursuant to item 8 of the Reference Form; and (iv.d) the Global Long-Term Share-Based Incentive Plan and the information provided for in Annex B of Resolution 81; (v) Reports by the Audit and Risk Committee, the Fiscal Council and the Board of Directors on the Management Report and the Financial Statements for the year ended December 31, 2024; (vi) Report by the Board of Directors and the Fiscal Council on the allocation of the result; (vii) Extract of the Minutes of the Vale Board of Directors’ Meetings held on February 19, 2025, February 24, 2025 and March 17, 2025; (viii) Final Report of the Nomination and Governance Committee; and (ix) Notice to Shareholders on the nomination of candidates to the Fiscal Council dated February 28, March 21, and March 25, 2025 and Notice to Shareholders on the nomination of a candidate to the Board of Directors dated March 31, 2025, including the disclosure, in the form received by the Company, of the respective

Continued Minutes of the Vale S.A. Annual and Extraordinary Shareholders’ Meetings, held combined on April 30, 2025. 4 nomination letters and the information on each candidate required by the applicable legislation. Therefore, the reading of these already public documents was waived by unanimous decision of the shareholders present. 07 – RESOLUTIONS: 7.1 Based on favorable opinions reported by Vale’s Board of Directors, Fiscal Council and Audit and Risk Committee, to approve, by majority vote, without amendments or reservations, the Management Report and the Financial Statements, as well as the Report from External Auditors PwC Auditores Independentes, for the fiscal year ended December 31, 2024. A total of 2,327,282,239 votes in favor, 572,842 votes against, and 1,071,716,410 abstentions (including the abstention of the Federal Government and those legally barred from voting) were counted, and the written votes received by the Company have been attached and are an integral part of these minutes. 7.2 To approve, by majority vote, the allocation of the result for the year ending December 31, 2024, with favorable opinions reported by the Board of Directors and the Fiscal Council, pursuant to the Management Proposal. There were 2,556,400,649 votes in favor, 86,879 votes against, and 843,083,963 abstentions (including the abstention of the Federal Government). 7.3 To approve, by majority vote, setting the composition of the Board of Directors to 13 effective members and 1 alternate member, of which 12 effective members will be elected by the shareholders at this Meeting, and 1 effective member and their respective alternate were elected in a separate vote by all Vale employees, will have their appointments ratified at this Meeting. There were 2,554,493,769 votes in favor, 3,067,508 votes against, and 842,010,214 abstentions (including the abstention of the Federal Government). 7.4 To elect as members of the Company’s Board of Directors, all to serve a term of office until the Annual Shareholders’ Meeting to be held in 2027, in accordance with the following procedures: 7.4.1 To homologate the election of Messrs. ANDRE VIANA MADEIRA, Brazilian, married, specialized mechanic, bearer of identity card No. 6702030 issued by SSP/MG, CPF/MF No. 076.512.086-09, residential address at Rua Venceslau Brás 274, Bairro Jardim Belvedere, in the City of Itabira/MG; and WAGNER

VASCONCELOS XAVIER, Brazilian, married, yard machinist, bearer of identity card number 1751339 issued by SSP/ES, CPF/MF No. 094.690.887-78, with residential address at Lot. Arquipélago de Manguinhos (Lote 1 Quadra 12) - Arquipélago de Manguinhos, in the Municipality of Serra/ES, and that, pursuant to Paragraph 2 of Article 11 of the Company’s Bylaws, they were elected by direct vote, by Vale’s employees. 7.4.2 The Company projected the map consolidating the votes sent by the ADRs holders and the votes cast via the remote voting ballots (BVDs) regarding the election of the Board of Directors and, subsequently, pursuant to Art. 11, §10, IV, of the Bylaws, a straight single-vote process was conducted to elect the following members: (i) DANIEL ANDRÉ STIELER, Brazilian, married, accountant, bearer of identity card No. 2946719 issued by SESPDS, CPF/MF No. 391.145.110-53, with residential address at SQNW, No. 107, block J, apt. 310, Bairro Noroeste, in the city of Brasília/DF; There were 2,056,215,237 votes in favor, 396,972,176 votes against, and 946,384,078 abstentions (including the abstention of the Federal Government). (ii) ANELISE QUINTÃO LARA, Brazilian, married, engineer, bearer of identity card No. 02721701355 issued by Detran/RJ, CPF/MF No. 471.911.47687, with residential address at Rua Alberto de Campos 289, apt. 201, Ipanema, in the city of Rio de Janeiro/RJ; There were 2,484,890,573 votes in favor, 12,364,859 votes against, and 902,316,059 abstentions (including the abstention of the Federal Government). (iii) FERNANDO JORGE BUSO GOMES, Brazilian, married, banker, bearer of identity card No. 4960580-1 issued by DIC/RJ, CPF/MF No. 370.624.177- 34, with business address at Av. Presidente Juscelino Kubitschek 1309, 2nd floor - part, Vila Nova Conceição, in the city of São Paulo/SP; There were 1,863,071,226 votes in favor, 651,197,314 votes against, and 885,302,951 abstentions (including the abstention of the Federal Government). (iv) FRANKLIN LEE FEDER, North American, married, business administrator, bearer of Foreign Resident Identity Card number W568857-G issued by

CGPI/DIREX/DPF, CPF/MF No. 668.181.508-10, with residential address at Rua Suissa 229, in the city of São Paulo/SP; There were 2,484,524,241 votes in favor, 12,115,490 votes against, and 902,931,760 abstentions (including the abstention of the Federal Government). (v) HELOÍSA BELOTTI BEDICKS, Brazilian, married, economist, bearer of identity card No. 8394969 issued by SSP/SP, CPF/MF No. 048.601.198-43, with resident address at Alameda dos Anapurus 883, apt. 141, Moema, in the city of São Paulo/SP; There were 2,492,086,950 votes in favor, 17,648,487 votes against, and 889,833,054 abstentions (including the abstention of the Federal Government). (vi) JOÃO LUIZ FUKUNAGA, Brazilian, single, banker, bearer of identity card No. 30695930-6 issued by SSP/SP, CPF/MF No. 324.445.148-90, with business address at Praia de Botafogo 501, 4th floor, in the City of Rio de Janeiro/RJ; There were 1,911,683,469 votes in favor, 526,842,603 votes against, and 961,045,419 abstentions (including the abstention of the Federal Government). (vii) MANUEL LINO SILVA DE SOUSA OLIVEIRA, British, married, economist, holder of passport No. 548309587, CPF/MF No. 717.221.071-97, with residential address at Ridlands End, Ridlands Lane, Oxted, Surrey, RH80SS, United Kingdom; There were 2,442,673,546 votes in favor, 54,669,598 votes against, and 902,228,347 abstentions (including the abstention of the Federal Government). (viii) MARCELO GASPARINO DA SILVA, Brazilian, married, lawyer, bearer of identity card no. 10.188 issued by OAB/SC, CPF/MF No. 807.383.469-34, with business address at Av. Prefeito Osmar Cunha 183, Block B, room 605, Centro, in the city of Florianópolis, SC; There were 2,412,082,813 votes in favor, 75,374,531 votes against, and 912,114,147 abstentions (including the abstention of the Federal Government).

Continued Minutes of the Vale S.A. Annual and Extraordinary Shareholders' Meetings, held combined on April 30, 2025.

(ix) **RACHEL DE OLIVEIRA MAIA**, Brazilian, single, accountant, bearer of identity card number 20.091.578-2 issued by SSP/SP, CPF/MF No. 143.363.438-45, with business address at Av. das Nações Unidas 14.401, CJ 1302, Torre Tarumã, in the city of São Paulo/SP;

There were 2,412,436,955 votes in favor, 86,139,785 votes against, and 900,994,751 abstentions (including the abstention of the Federal Government).

(x) **REINALDO DUARTE CASTANHEIRA FILHO**, Brazilian, married, economist, bearer of identity card no. M-2.063.490 issued by SSP/MG, CPF/MF No. 747.433.256-68, with residential address at Rua Bernardo Guimaraes 2523, 600, Lourdes, in the city of Belo Horizonte/MG;

There were 2,464,409,938 votes in favor, 17,811,501 votes against, and 917,350,052 abstentions (including the abstention of the Federal Government).

(xi) **SHUNJI KOMAI**, Japanese, married, bachelor of arts in foreign languages, bearer of passport no. TR5947071, CPF/MF number 057.477.947-79, with business address at Praia do Flamengo 200, 14th floor, in the city of Rio de Janeiro/RJ;

There were 2,150,253,553 votes in favor, 314,028,772 votes against, and 935,289,166 abstentions (including the abstention of the Federal Government).

(xii) **WILFRED THEODOOR BRUIJN**, Dutch, married, mathematician, bearer of Foreign Resident Identity Card No. W361399-W issued by CGPI/DIREX/DPF/MG, CPF/MF No. 863.590.107-04, with residential address at Rua Desembargador Jorge Fontana 700, apt. 1502, Belvedere, in the city of Belo Horizonte/MG;

There were 2,487,033,816 votes in favor, 12,348,461 votes against, and 900,189,214 abstentions (including the abstention of the Federal Government).

It is further recorded that there were 37,475,027 votes in favor, for the candidate Mr. **Mauro Gentile Rodrigues da Cunha** who was not elected.

7

Continued Minutes of the Vale S.A. Annual and Extraordinary Shareholders' Meetings, held combined on April 30, 2025.

The members of the Board of Directors hereby elected previously declared that they are completely free to exercise their functions under the terms of article 147 of Law No. 6,404/76. The investiture of the hereby elected candidates is subject to the signing of the respective instruments of investiture and their declarations and the presentation of the other required documents.

It is hereby acknowledged that the Company has received an instrument with the appointment by **MANUEL LINO SILVA DE SOUSA OLIVEIRA**, resident and domiciled abroad, of Ms. Natalia Cibele Correia da Silva, Brazilian, single, lawyer, bearer of identity card No. 33.472.475-2 issued by SSP/SP, CPF/ME No. 316.825.008-29; of Mr. Darcio Siqueira de Sousa, Brazilian, married, lawyer, bearer of identity card No. 26.630.255-5 issued by SSP/SP, CPF/MF No. 157.093.498-36; and of Ms. Maria Auxiliadora Lopes Martins, Brazilian, married, lawyer, bearer of identity card No. 9.022.257-X issued by SSP/SP, CPF/MF No. 084.897.848-09, all resident and domiciled at Rua Líbero Badaró 293, 21st floor, in the city of São Paulo/SP, as their proxies for the purposes set out in Article 146, § 2, of Law No. 6.404/76;.

Furthermore, it is recorded that the members of the Board of Directors **Anelise Quintão Lara, Franklin Lee Feder, Heloísa Belotti Bedicks, Manuel Lino Silva de Sousa Oliveira, Marcelo Gasparino da Silva, Rachel de Oliveira Maia, Reinaldo Duarte Castanheira Filho** and **Wilfred Theodoor Bruijn** meet the independence criteria, in accordance with the requirements of the Novo Mercado Regulations of B3 S.A. – Brasil, Bolsa, Balcão, Annex K of Resolution 81 and Art. 11, §4 of the Vale Bylaws, based on the assessment of the Vale Board of Directors at the board meeting of February 24, 2025 and/or on the declarations previously provided by the Members of the Board of Directors. Therefore, the minimum required number of independent members, as set forth in §3 of Art. 11 of the Bylaws, is duly complied with.

The Company acknowledged that the election of the members of the Board of Directors was monitored by EY Auditores Independentes, who were responsible for preparing a limited assurance report on the procedures for receiving, recording and counting the votes received.

7.5 To elect Mr. **DANIEL ANDRÉ STIELER,** as described above, for the position of Chairman of the Board.

There were 2,129,450,552 votes in favor, 369,996,821 votes against, and 900,124,118 abstentions (including the abstention of the Federal Government).

8

It is recorded that no other candidate was nominated for the position of Chairman of the Board of Directors. The Chair acknowledged that the election of the Chairman of the Board of Directors was monitored by EY Auditores Independentes, who were responsible for preparing a limited assurance report on the procedures for receiving, recording and counting the votes received. 7.6 To elect Mr. MARCELO GASPARINO DA SILVA, as described above, for the position of Deputy Chairman of the Board of Directors. There were 2,478,211,901 votes in favor, 43,237,814 votes against, and 878,121,776 abstentions (including the abstention of the Federal Government). It is recorded that no other candidate was nominated for the position of Deputy Chairman of the Board of Directors. The Chair acknowledged that the election of the Deputy Chairman of the Board of Directors was monitored by EY Auditores Independentes, who were responsible for preparing a limited assurance report on the procedures for receiving, recording and counting the votes received. 7.7 To elect the following 5 (five) effective members and the same number of the respective alternates to compose the Company’s Fiscal Council, with a term of office lasting until the Annual Shareholders’ Meeting to be held in 2026. 7.7.1 In a separate election process, by the sole holder Company-issued Golden Shares, pursuant to the provisions of Article 5, Paragraph 4 of the Bylaws, Mr. DARIO CARNEVALLI DURIGAN, Brazilian, married, lawyer, bearer of identity card No. 29.186.576-8 issued by SSP-SP, CPF/MF No. 330.672.408-47, with business address at Esplanada dos Ministérios, Block P, Sede, 4th floor, Brasília/DF; and ROGÉRIO CERON DE OLIVEIRA , Brazilian, divorced, bachelor in economic sciences, bearer of identity card No. 33.064.532-8 issued by SSP/SP, CPF/MF No. 291.717.208-80, with address at Esplanada dos Ministérios, Block P, Ed. Sede, 2nd floor, Brasília/DF, as effective and alternate members, respectively. 7.7.2 In a majority election process though the individual voting, without the participation of Federal Government: (i) Mr. MÁRCIO DE SOUZA, Brazilian, married, banker, bearer of identity card no 059812974 issued by IFP/RJ, CPF/MF number 844.274.347-20, with business address at Praia de Botafogo 501, 4th floor, in the City of Rio de Janeiro/RJ; and Ms.

Continued Minutes of the Vale S.A. Annual and Extraordinary Shareholders' Meetings, held combined on April 30, 2025.

ALESSANDRA ELOY GADELHA, Brazilian, married, chemical engineer, bearer of identity card no. 06066958-7, issued by IFP/RJ, CPF/MF number 021.092.597-36, with business address at Rua Vieira Souto 572, Ipanema, in the City of Rio de Janeiro/RJ, were elected as effective and alternate members, respectively.

There were 2,269,284,422 votes in favor, 252,985,566 votes against, and 877,301,503 abstentions.

(ii) Mr. **ARISTÓTELES NOGUEIRA FILHO**, Brazilian, married, engineer, bearer of identity card No. 03496558004 issued by Detran/RJ, CPF/MF No. 109.345.067-36, resident and domiciled at Rua Anunze 209, in the city of São Paulo/SP; and Ms. **LEDA MARIA DEIRO HAHN**, Brazilian, married, consultant, bearer of identity card no. 3.578.754/IFP issued by IFP/RJ, CPF/ME no. 664.501.287-04, resident and domiciled at Rua Engenheiro Cortes Sigaud 11, Block 02, apt. 502, Leblon, in the city of Rio de Janeiro/RJ, as effective and alternate members, respectively.

There were 1,983,005,424 votes in favor, 50,994,532 votes against, and 1,365,571,535 abstentions.

(iii) Mr. **RAPHAEL MANHÃES MARTINS**, Brazilian, single, lawyer, bearer of identity card no. 147187 issued by OAB/RJ, CPF/MF number 096.952.607-56, with business address at Rua Araújo Porto Alegre 32, room 1102, Centro, in the city of Rio de Janeiro/RJ; and Ms. **JANDARACI FERREIRA DE ARAUJO**, Brazilian, single, business administrator, bearer of identity card no. 39242458-7 issued by SSP/SP, CPF no. 730.397.645-00, resident and domiciled at Avenida da Invernada 432, apt. 93, in the City of São Paulo/SP, as effective and alternate members, respectively.

There were 1,963,266,234 votes in favor, 59,296,014 votes against, and 1,377,009,243 abstentions.

(iv) Ms. **ADRIANA DE ANDRADE SOLÉ**, Brazilian, widow, electrical engineer, bearer of identity card No. 777.552, issued by the Civil Police of MG, CPF/MF No. 378.627.316-20 ,with residential address at Rua São Domingos do Prata 510, apt. 710, in the city of Belo Horizonte/MG; and Mr. **PEDRO ZANONI**, Brazilian, married, businessman, bearer of identity card No. V055323-6, CPF/MF No. 162.570.758-40, with residential address at Rua Dr. Seráfico de Assis Carvalho 103, apt. 41, in the city of São Paulo/SP, as effective and alternate members, respectively.

There were 1,963,591,721 votes in favor, 58,897,675 votes against, and 1,377,082,095 abstentions.

10

The members of the Fiscal Council hereby elected previously declared that they are completely free to exercise their functions under the terms of article 162 of Law No. 6,404/76. The investiture of the candidates hereby elected to the Fiscal Council is subject to the signature of the respective instruments of investiture and other legally required documents. The Chair acknowledged that the election of the members of the Fiscal Council was monitored by EY Auditores Independentes, who were responsible for preparing a limited assurance report on the procedures for receiving, recording and counting the votes received. 7.8 To approve, by majority vote, setting the overall annual remuneration for the Vale directors, members of Advisory Committees and of the Fiscal Council, for the fiscal year 2025, at up to R$195,389,263.00 (one hundred and ninety-five million, three hundred and eighty-nine thousand, two hundred and sixty-three reais), without charges, in the terms described in the Management Proposal to this Meeting, to be individualized by the Vale Board of Directors, as well as determination of the monthly remuneration of each Fiscal Council member in office to the amount corresponding to a minimum of 10% (ten percent) of the fixed remuneration that, on average, is attributed monthly to each member of the Executive Committee, excluding benefits, representation fees and shares in the profits. In addition to the remuneration set forth herein, the Fiscal Council members in office shall be entitled to reimbursement of travel and accommodation expenses necessary to perform their duties, it being understood that alternate members will only be compensated in the cases when they effectively exercise the position of effective member by virtue of vacancy, impediment, or absence of the respective effective member. A total of 2,509,974,583 votes in favor, 17,183,745 votes against, and 872,413,163 abstentions (including the abstention of the Federal Government) 7.9 To approve, by majority vote, the Global Long-Term Share-Based Incentive Plan, pursuant to Annex I of these minutes. There were 1,900,198,406 votes in favor, 643,209,327 votes against, and 852,305,589abstentions (including the abstention of the Federal Government), and the written vote received by the Company has been attached and is an integral part of these minutes. 08 – TRANSCRIPTION AND PUBLICATION OF THE MINUTES:

12 The Shareholders who participated via Zoom and through a valid Remote Voting Ballot are considered to have signed these minutes and the Shareholder Attendance Book, and their registration in the minutes was made by the Chair and Secretary of the Meeting, all pursuant to Article 47, §1 and §2 of Resolution 81. Under the terms of Article 9, §2 of the Bylaws, these minutes are drawn up as a summary of the resolutions made and will be published excluding the signatures of the participating Shareholders. 09 - CLOSING: With no further matters to discuss, the Chair drew the meeting to a close for the minutes to be drafted, which were duly signed by the Meeting Chair and Secretary, pursuant to Article 47, §1 and §2 of Resolution 81. I certify that the minutes are a faithful copy of the original drawn up in the proper book. Rio de Janeiro, April 30, 2025. Maria Isabel dos Santos Vieira Secretary

EXHIBIT I OF THE MINUTES OF THE ANNUAL AND EXTRAORDINARY GENERAL MEETINGS HELD ON 04.30.2025 SHARE-BASED COMPENSATION PLAN VALE S.A. proposes to revise the Share-Based Compensation Plan approved at the Ordinary and Extraordinary General Meetings held on April 30, 2021, with the aim of making it more comprehensive, including other remuneration preserving certain essential objectives, such as: ▪ To focus management efforts on creating long-term, sustainable value for Vale, aligning the interests of executives and shareholders; ▪ To encourage the retention of the company's senior leadership; and ▪ To stimulate the exposure of participants to Vale's business risks, reflected (i) in the Share value over time and (ii) in performance conditions that leverage (or reduce) the award to Participants, based on performance indicators defined by the Board of Directors related to Vale's strategic pillars, such as TSR (Total Shareholder Return), ROIC (Return On Invested Capital) and ESG (Environmental, Social and Governance) indicators, focused on Health and Safety and Sustainability indicators over the cycle period, with market and financial indicators having the greatest weight in the composition of performance. The Plan will cover not only the concept of Performance Shares, but also Restricted Shares, considering spot incentives for these modalities. It is worth highlighting the updating points identified and included in the proposed Plan: ▪ The concept of "Performance Shares" linked to spot incentives and "Restricted Shares" makes the Plan more robust as an element for retaining, attracting and leveraging sustainable results; ▪ To reinforce the sense of "company owner" on the participants; ▪ To reinforce a culture of long-term sustainable performance; ▪ To increase Vale's capacity to retain its talents and attract high-performance employees; and ▪ To provide flexibility to use multiple concepts, effectively addressing specific situations.

SHARE-BASED COMPENSATION PLAN Information required under the terms of Annex B of CVM Resolution 81 1. Provide a copy of the proposed Plan Presented in Appendix A. 2. Inform the main characteristics of the proposed Plan, identifying: Vale S.A.1 ("Vale" or "Company") will have a Share-Based Compensation Plan2 ("Plan"), which includes Performance Shares and Restricted Shares, including programs linked to spot incentives, for Directors3 and Vale´s employees and of certain entities and controlled or affiliated companies of the Vale System ("Participants"). The proposal presented aims to create a more comprehensive Share-Based Compensation Plan, including remuneration models in the concept of Performance Shares (Performance Share Unit Program - PSU) and Restricted Shares (Matching Program), including Performance Shares and Restricted Shares programs linked to spot incentives, in all cases allowing the payment of awards in real Shares issued by the Company at market price. ▪ Performance Shares: long-term incentive based on Shares in which the number of Shares to be granted, after the three-year cycle, is realized only if certain Vale´s performance conditions are met. At Vale, this incentive is called Performance Share Unit Program - PSU. In addition, other Performance Shares programs linked to spot incentives for attraction, retention and/or spot incentives that involves relevant deliveries and projects or other initiatives that meet specific performance needs or bring differentiated value to the Company may be used. The maximum number of shares covered must comply with the percentages of the Company's stock capital described in item 2.c. ▪ Restricted Shares: This modality, known internationally as RSUs (Restricted Share Units), is one of the fastest growing practices in the market and has established itself as an effective way of aligning interests and boosting the attraction and retention of talent, by attaching conditions to the release of shares to the participant. This incentive at Vale is called the Matching Program which 1 Vale S.A. and certain entities and controlled or affiliated companies of the Vale System, generically referred to in this document as Vale or the Company. 2 Shares means shares issued by Vale traded on B3 S.A. - Brasil, Bolsa, Balcão in Brazil and American Depositary Receipts ("ADRs") issued by Vale traded on the New York Stock Exchange. 3 Directors means members of Vale's Executive Committee or members of the statutory board or equivalent in certain entities and controlled or affiliated companies of the Vale System included in the Plan.

focuses on sustainable results and long-term value creation, share appreciation, leadership retention and attracting high-performance employees globally. The Participant must acquire a certain number of Shares, using their own resources (that may or not come from variable compensation), and/or transferring Shares they own4 and remain with the Company for a certain period (minimum of three years) and keep the Shares under their ownership for the duration of the Program, to receive Shares at the end of the cycle. After the award, the restriction on the Shares owned by the Participant is lifted, and the awarded Shares have no restrictions. In addition, other Restricted Share programs linked to spot incentives for attraction, retention and/or incentives that involves relevant deliveries and projects or other initiatives that meet specific performance needs or bring differentiated value to the Company may be used. The maximum number of shares covered must comply with the percentages of the Company's stock capital described in item 2.c. 2.a. Potential beneficiaries Participants who meet the conditions described below will be eligible for the Plan: ▪ Performance Share Unit Program - PSU: be active and working at Vale and/or certain entities and controlled or affiliated companies of the Vale System on December 31 of the year prior to the grant and on the date of delivery of the Grant Letter for each cycle, according to salary range / positions (senior manager to Executive Committee members). ▪ Restricted Shares - Matching Program: be active and working at Vale and/or certain entities and controlled or affiliated companies of the Vale System on December 31 of the year prior to the grant and on the grant date stipulated for each cycle, according to salary range / positions. Employees, from supervisors up to directors, must be indicated to participate by the immediate leadership and formally accept the conditions of the program. The participation of members of the Executive Committee in the Matching Program is mandatory throughout the Cycle. For other Performance Shares and Restricted Shares programs, spot incentives related to attraction, retention and initiatives that involve relevant deliveries and projects, or that meet specific performance needs and bring additional value to the Company, must have their participation and grant rules defined in the grant conditions, certain that they will include specific performance criteria to ensure that the interests of the beneficiaries are aligned with those of the shareholders. For Directors, the grant conditions will be established by the Board of Directors; for employees, the guidelines for the grant 4 Shares that are vested and clear and not linked to active programs.

conditions will be established in their own administrative policy. The maximum number of shares covered must comply with the percentages of the Company's stock capital described in item 2.c. 2.b. Maximum number of options to be granted Not applicable, as the Plan does not grant options, it provides the grant of the right to future awards in Shares. 2.c. Maximum number of Shares covered by the Plan The maximum number of Shares that will be subject to the Plan cannot exceed 0.5% of the shares representing the Company's Capital Stock. On 06/30/2024, the total number of representative Shares corresponded to 4,539,007,580 (four billion, five hundred and thirty-nine million, seven thousand, five hundred and eighty) of Shares issued by Vale. Thus, the total number of Shares covered by the Plan is limited to 22,695,037 (twentytwo million, six hundred and ninety-five thousand and thirty-seven) Shares. In addition, the limit of 0.1% of the Company's Capital Stock per fiscal year must also be considered. Based on the number of Shares that make up the Company's Capital Stock on 06/30/2024, the total number of Shares covered by the Plan in each fiscal year may be up to 4,539,007 (four million, five hundred and thirty-nine thousand and seven) Shares. 2.d. Acquisition Conditions The receipt of Shares and the number of Shares to be received by Participants is subject to the following criteria: ▪ Performance Share Unit Program - PSU: achievement of indicators5 previously approved by the Board of Directors, with pre-defined weights, considering that in the composition of performance, market and financial indicators are the most prevalent. These performance indicators must be related to Vale's main strategic themes, such as TSR (Total Shareholder Return), ROIC (Return On Invested Capital) and ESG (Environmental, Social and Governance) indicators, focused on Health and Safety and Sustainability indicators during the cycle period; ▪ Restricted Shares - Matching Program: be compliance with the conditions for remaining in the Program. The participation of Executive Committee members in the Matching Program is mandatory for the entire duration of the Cycle, investing with their own resources (that may or not come from variable compensation), and/or transferring Shares they already own. Other employees need to be indicated to participate by their immediate leadership, formally accept to the conditions of the program and invest with their own resources and/or by transferring Shares they already own. 5 The change in the indicators/composition of the performance condition must be approved by Vale's Board of Directors.

For other Performance Shares and Restricted Shares programs, linked to spot incentives, the guidelines established will be in the grant conditions, certain that they will include specific performance criteria to ensure that the interests of the beneficiaries are aligned with those of the shareholders. For Directors, the conditions will be established by the Board of Directors; for employees, the guidelines for the grant conditions will be established in their own administrative policy. The maximum number of shares covered must comply with the percentages of the Company's stock capital described in item 2.c. 2.e. Detailed criteria for setting the exercise price The purpose of the Plan is to deliver Treasury Shares from a buyback program or by purchasing Shares in the market on behalf of Participants eligible for the award. As indicated, this is not, therefore, a Stock Option Plan, in the terms of art. 168, § 3 of the Brazilian Law no. 6,404/76, but rather a share-based compensation plan that involves the delivery of shares, held in Treasury from a buyback program or through the purchase of Shares in the market on behalf of the Participants eligible for the award, subject to applicable legislation. This considered, there is no fixing of the acquisition or exercise price. 2.f. Criteria for fixing the exercise period Not applicable as this is not a stock option plan, in the terms of art. 168, § 3 of the Brazilian Law no. 6,404/76, but a long-term incentive program plan that implies the delivery of shares. Generally speaking: ▪ Performance Share Unit Program - PSU and Restricted Shares - Matching Program: minimum 3-year period ▪ For other Performance Shares and Restricted Shares programs, linked to spot incentives as guidelines established in grant conditions. For Directors, the conditions will be established by the Board of Directors; for employees, the guidelines for the grant conditions will be established in their own administrative policy. 2.g. Form of settlement of options Not applicable as this is not a stock option plan, in the terms of art. 168, § 3 of the Brazilian Law 6.404/76, but a long-term incentive program plan that implies the delivery of Treasury Shares from a buyback program or even through the purchase of Shares in the market on behalf of the Participants eligible for the award, subject to applicable legislation. 2.h. Criteria and events that, when verified, will cause the suspension, alteration or extinction of the Plan In the event of dissolution, transformation, incorporation, merger, spin-off or reorganization involving the Company, in which the Company is not the remaining company or, if it is the remaining company, its Shares are no longer admitted to trading on the stock exchange, the Cycles in force, at the discretion of the Board of Directors, may: (i) be transferred to the successor company; (ii) be cancelled or remodeled; or (iii) be held and settled in cash. In the event of the Company's judicial reorganization, the Board of Directors may also determine the total or partial cancellation of the Plan or the change of the Programs of this Plan regarding the level of eligible employees, the components of the Participant's reference value, the duration of the cycle and the performance condition. 3. Justify the proposed Plan, explaining: 3.a. The main objectives of the Plan The Plan aims to: (a) focus management efforts on creating sustainable, long-term value for Vale, aligning the interests of Participants and shareholders; (b) align Vale's strategic objectives with the internal practices of the company's leadership; (c) bring Vale into line with current international market practices; (d) encourage the retention of the company's leadership; and (e) attract high-performing employees from the market. 3.b. The way the Plan contributes to these objectives The Plan is an important component in the Company's total compensation strategy, ensuring competitiveness with the market and maintaining Participants´ engagement in achieving the Company's performance and result conditions, as it will create the possibility for executives and employees to receive long-term incentives through Shares based on the achievement of strategic goals and aligning this benefit with the interests of shareholders in generating long-term value. 3.c. How the Plan fits into the company's compensation policy According to Vale's Directors Policy applicable to Directors/executives reporting directly to Vale's Board of Directors and according to the Human Resources Standard applicable to employees, compensation consists of fixed remuneration, short-term variable compensation and long-term variable compensation. For Directors, remuneration must be linked to (i) economic and financial results achieved, (ii) the company's market value, (iii) Vale's key behaviors, and (iv) ESG metrics - Environmental, Social and Governance. The Plan is a Vale initiative that aims to offer managers and employees a package aligned with the practices, trends and conditions prevailing in the market and with a focus on the main strategic pillars of the Company. It is outlined with specific purposes and rules that make up an important part of the long-term award of the body of leaders of the company aligned with the interests of shareholders, focusing on sustainable results and generation of long-term value, in the valuation of the Company's Shares, the retention of leadership and the attraction of high-performance employees. 3.d. How the Plan aligns the interests of the beneficiaries and the company in the short, medium and long term The Plan aims to focus management efforts on creating sustainable, long-term value for Vale, aligning the interests of Participants and shareholders, in addition to encouraging the recruitment of high-performance executives and employees and the retention of the company's leadership. The duration of the long-term Share-based Incentive Programs favors the retention of Participants during this period. 4. Estimate the company's expenses resulting from the Plan, according to the accounting rules that address this matter The maximum number of Shares that will be subject to the Plan remains the same and cannot exceed 0.5% of the shares representing the Company's Capital Stock. On 06/30/2024, the total number of representative Shares corresponded to 4,539,007,580 (four billion, five hundred and thirty-nine million, seven thousand, five hundred and eighty) of Shares issued by Vale. Thus, the total number of Shares covered by the Plan is limited to 22,695,037 (twenty-two million, six hundred and ninety-five thousand and thirty-seven) Shares. In addition, the limit of 0.1% of the Company's Capital Stock per fiscal year must also be considered. Based on the number of Shares that make up the Company's Capital Stock on 06/30/2024, the total number of Shares covered by the Plan in each fiscal year may be up to 4,539,007 (four million, five hundred and thirty-nine thousand and seven) Shares.

APPENDIX A SHARE-BASED COMPENSATION PLAN Rewarding the Generation of Long-Term Value 1. About Incentives As part of Vale's initiative to offer its managers and employees a package remuneration aligned to the practices, trends and conditions prevailing in the market and focused on the company's main strategic pillars, the company makes use of Share-Based Compensation Programs with specific purposes and rules that make up an important part of the longterm compensation of the company's body of leaders aligned to the interests of the shareholders, focusing on sustainable results and long-term value creation. The Programs are a long-term reward mechanism offered to employees and Directors of Vale, who meet the eligibility conditions for participation. The incentives are governed by the criteria and rules established in this Plan and are intended to: ▪ Focus management efforts on creating sustainable, long-term value for Vale, aligning the interests of Participants and shareholders; ▪ Stimulate the exposure of participants to Vale's business risks, reflected (i) in the Share value over time and (ii) in performance conditions that leverage (or reduce) the award to Participants, based on performance indicators related to Vale's Strategic pillars, with market and financial indicators having the greatest weight in the composition of performance; ▪ Increase Vale's capacity to attract and retain talent and senior leadership; ▪ Stimulate the feeling of "company owner" on the participants; and ▪ Reinforce a culture of long-term sustainable performance 1.1. Eligibility conditions Directors6 and employees of Vale and of certain entities and controlled or affiliated companies of the Vale System who meet the conditions described below will be eligible to participate in the Long-Term Incentives: ▪ Performance Share Unit Program - PSU: be active and working at Vale and/or certain entities and controlled or affiliated companies of the Vale System on December 31 of the year prior to the grant and on the date of delivery of the Grant Letter for each cycle, according to salary range / positions (senior manager to Executive Committee members); 6 Directors means members of Vale's Executive Committee or members of the statutory board or equivalent in certain entities and controlled or affiliated companies of the Vale System included in the Plan.

Restricted Shares - Matching Program: be active and working at Vale and/or certain entities and controlled or affiliated companies of the Vale System on December 31 of the year prior to the grant and on the grant date stipulated for each cycle, according to salary range / positions. Employees, from supervisors up to directors, must be indicated to participate by the immediate leadership and formally accept the conditions of the program. The participation of members of the Executive Committee in the Matching Program is mandatory throughout the Cycle. ▪ For other Performance Shares and Restricted Shares programs, linked to spot incentives, eligibility will be in the grant conditions, certain that they will include specific performance criteria to ensure that the interests of the beneficiaries are aligned with those of the shareholders. For Directors, the conditions will be established by the Board of Directors; for employees, the guidelines for the grant conditions will be established in their own administrative policy. The maximum number of shares covered must comply with the percentages of the Company's stock capital described in item 2.c. 1.2. Key Features The main features are specified below: ▪ The Plan is based on Vale Shares traded on B3 S.A. - Brasil, Bolsa, Balcão ("B3") in Brazil, or ADRs (American Depositary Receipts) issued by Vale traded on the New York Stock Exchange ("NYSE") in the United States; ▪ Each Cycle lasts at least 3 years for Matching and PSU Programs and a specific period according to the guidelines for other incentives that use the concept of Performance Shares and Restricted Shares, linked to spot incentives; ▪ In the event of the payment of dividends and/or interest on equity by Vale, Participants in the PSU and Matching Programs will be entitled to "Virtual Dividends", which is a value related to the result of the number of Shares that the Participant will be entitled as an award at the end of the Cycle. This payment will be made in Shares at the same time as the award for each Cycle for the PSU Program and in cash throughout the period of each Cycle for Matching Program. For other Performance Shares and Restricted Shares programs linked to spot incentives, "Virtual Dividends" will only be paid if defined in the grant conditions; ▪ In the Matching Program, Participants acquire Vale Shares, using their own resources (that may or not come from variable compensation), and/or transferring Shares they already own. For the award paid by Vale at the end of the Cycle (minimum of three years), Participants must keep the Shares in their entirety and under their ownership throughout the duration of the Cycle, in the authorized brokers of the Program. ▪ The award may take place:

after the end of the Cycle and subject to the achievement of the cycle's performance condition for the PSU Program, including the "Virtual Dividends" and the income tax withheld at source, via payroll gross-up, in compliance with the legislation in force; • after the end of the Cycle and on the condition of at least 1:1 of the shares that each Participant holds at the time of the award for the Matching Program, also including income tax withheld at source, via gross-up in the payroll, in compliance with the legislation in force; • according to the grant conditions that will include specific performance criteria to ensure that the interests of the beneficiaries are aligned with those of the shareholders, defined for each Participant in the case of other Performance Shares and Restricted Shares programs, linked to spot incentives. For Directors, the conditions will be established by the Board of Directors; for employees, the guidelines for the grant conditions will be established in their own administrative policy. ▪ The number of Shares granted for the participation by each Director and eligible employee will be established based on the Participant's Reference Value and the Grant Share Price.7 The maximum number of shares covered must comply with the percentages of the Company's stock capital described in item 2.c. 1.3. Plan Administration All the incentives in this Plan will be managed directly by the Board of Directors for the Directors. For other employees, the incentives will be managed in accordance with their own administrative policy. The Board of Directors may also determine the total or partial cancellation of the Plan or change the Programs of this Plan about the level of eligible employees, the components of the Participant's reference value, the duration of the cycle and the performance condition. At the launch of each Cycle for the Matching and PSU Programs, Vale will send each Participant the manual for these Cycles as well as the grant notices with the number of shares that will be the basis of the award after the end of each Cycle, since the conditions for remaining in each program are maintained. The other programs based on Performance Shares and Restricted Shares, linked to spot incentives, will follow the guidelines for the grant conditions, certain that they will include specific performance criteria to ensure that the interests of the beneficiaries are aligned with those of the shareholders. For Directors, the conditions will be established by the Board of Directors; for employees, the guidelines for the grant conditions will be established in their own administrative policy. The maximum number of shares covered must comply with the percentages of the Company's stock capital described in item 2.c. 7 See details of the Reference Value and Grant Price in 3 Granting of the right to the Share Award.

The Company may, for the purposes of managing this Plan, hire securities broker, which shall be used by the Participants to receive the award. Important notes: In the event of (a) dissolution, transformation, incorporation, merger, spin-off or reorganization involving the Company or Vale System Company, in which the Company and/or Vale System Company is not the remaining company or, if it is the remaining company, its shares are no longer admitted to trading on the stock exchange, (b) a change in the shareholding control of a subsidiary of the Company, the Cycles in force, at the discretion of the Board of Directors, may: (i) be transferred to the successor company; (ii) be cancelled8 or remodeled; or (iii) be held and settled in cash. In the event of the Company's judicial reorganization, the Board of Directors may also determine the cancellation of the Plan or its remodeling. 1.4. Plan Term The Plan will come into force with its approval by the Company's General Meeting of Shareholders and will remain in force until the total limit of Shares mentioned in the first paragraph of item 5.3 below is reached. It will be up to Vale's Board of Directors to determine the total or partial cancellation of the Plan or change the Programs of this Plan, about the level of eligible employees, the components of the Participant's reference value, the duration of the cycle and the performance condition. 2. Performance Condition and Indicators Applied to Incentives9 The performance condition, which is the basis for the award to be paid in the PSU Program, is defined based on performance indicators related to Vale's strategic pillars, such as TSR (Total Shareholder Return), ROIC (Return On Invested Capital) and ESG (Environmental, Social and Governance) indicators, focused on Health and Safety and Sustainability indicators over the period of the cycle, with market and financial indicators having the greatest weight in the composition of performance. In the case of the other programs based on Performance Shares and Restricted Shares, linked to spot incentives, for Directors and employees the performance conditions and indicators will be established by the Board of Directors or in a specific administrative policy, respectively, certain that they will include specific performance criteria to ensure that the interests of the beneficiaries are aligned with those of the shareholders. 8 In the event of cancellation, payment will be made pro rata for the number of months worked in the cycle at the company, until the event of (a) dissolution, transformation, incorporation, merger, spin-off or reorganization involving the Company or Vale System Company 9 In case of changes, the new payment factor must be approved by the Board.

3. Granting of the right to Share Awards The Incentives are based on the granting of the right to award Vale´s Shares: ▪ VALE3, traded on B3, for Participants in Brazil; and ▪ VALE ADR (American Depositary Receipts) issued by Vale backed by Shares, traded on the NYSE, for Participants allocated outside Brazil. 3.1. Participant's Reference Value The Reference Value for granting the PSU and Matching Incentives, calculated for each eligible employee, will be established based on the following criteria: (i) the base salary, (ii) the salary range, (iii) the location in which he/she is allocated and/or the companies in which he/she is active; (iv) the Participant's estimated Individual Income Tax rate as of December 31 of the year prior to each Cycle grant (only for the PSU). In the case of the other programs based on Performance Shares and Restricted Shares, linked to spot incentives, for Directors, the reference value will be established by the Board of Directors; and for employees it will be established in their own administrative policy. 3.2. Grant Share Price For the PSU, the grant price of each Cycle will be defined based on the average price of the Share weighted by the volume traded in the last 60 (sixty) trading sessions of the year prior to the grant, on the respective Exchange (B3 or NYSE). For Matching, the grant price will be the purchase price of the Share on the Stock Exchange (B3 S.A. - Brasil, Bolsa, Balcão for Participants in Brazil, and NYSE for Participants abroad) on the day defined for the grant Program. In the case of the other programs based on Performance Shares and Restricted Shares, linked to spot incentives, the grant price will be defined in the grant conditions, according to market value. 3.3. Number of Shares Granted The number of Shares granted will be established based on the Participant's Reference Value divided by the Grant Share Price. For Participants in Brazil, the Reference Value and Grant Share Price will be used in Reais, and for Participants outside Brazil, they will be used in US Dollars. The maximum number of shares covered must comply with the percentages of the Company's stock capital described in item 2.c.

4. Virtual Dividends In the event of payment of dividends and/or interest on equity by Vale, Participants in the Matching Program and the PSU Program will be entitled to "Virtual Dividends", which is a value related to the result of the number of shares that the Participant will be entitled to as an award at the end of the Cycle, equivalent to and of the same net amount per Share of dividends/interest on equity paid to Vale's shareholders during the Cycle period. The net amount to be paid will be calculated based on the dividends/interest on equity amount per Share paid during the Cycle period of the Matching and PSU Programs, in the number of Shares targeted for the award. For the PSU Program, payment will be in Shares, at the time of the award and on the condition of the Program's performance. For Matching, the net amount to be paid will be calculated based on the amount of dividends/interest on equity per Share, in the number of Shares that the employee holds relating to the Matching Program on the record date. Participants will receive this amount deposited in cash, in a period close to the payment of dividends/interest on equity to the market and in the same currency as they receive their salary through the regular local process of the local payroll, i.e. in the same bank account in which their salary is paid. For programs based on Performance Shares and Restricted Shares linked to spot incentives, "Virtual Dividends" will only be paid if defined in the grant conditions. 5. Award at the end of the Cycle 5.1. Award Payment Date For the PSU Program, the Shares awarded will be delivered after full years of the complete Cycle and if the performance condition is met. For the Matching Program, Participants must keep the Shares in their entirety and under their ownership for the entire duration of the Cycle, with the Program's authorized brokers. For programs based on Performance Shares and Restricted Shares, linked to spot incentives, the Participant will receive as established in the grant conditions defined in the contract signed by the Participant with the Company. Only Vale employees and Directors who were eligible for the grant of Shares and who remained within the period and under the conditions defined for each incentive will be entitled to the award. 5.2. Award payment at the end of the Cycle For the PSU Program, at the end of the Cycle, Participants who are eligible for the award will receive from Vale, in Shares, (i) the number of Shares scope of the award (result of the application of the performance factor, to the Shares initially granted); and (ii) virtual dividends related to the number of Shares within the scope of the award (which will also have the performance factor applied). In addition, income tax withheld at source (grossup) will also be included. For the Matching Program, Directors and employees eligible for the award will receive a payment in Shares/ADRs acquired in their name and, at a minimum, equivalent to 1:1 to the shares that each Director and employee owns at the time of the award, also including withholding income tax, via payroll gross-up, in compliance with the legislation in force, and the Board of Directors may approve levers annually. For programs based on Performance Shares and Restricted Shares, linked to spot incentives, the payment will be according to the grant condition defined in the contract stablished with the Participant. The Shares that are the object of the award will be credited to the Participant's account at the accredited brokers, via Shares held in Treasury from a buyback program or by purchasing Shares on the market on behalf of the Participants eligible for the award, subject to the applicable legislation10. Important notes: The Board of Directors may determine the suspension of the award whenever there are situations that, under the terms of the law or regulation in force, restrict or prevent the trading of Shares by the participants of the Plan. Until the date on which the award is made, participants will not have any rights and privileges of the Company's Shareholders such as voting rights and the right to receive dividends and interest on equity. 5.3. Maximum number of Shares covered by the Plan The maximum number of Shares that will be subject to the Plan cannot exceed 0.5% of the shares representing the Company's Capital Stock. On 06/30/2024, the total number of representative Shares corresponded to 4,539,007,580 (four billion, five hundred and thirty-nine million, seven thousand, five hundred and eighty) of Shares issued by Vale. Thus, the total number of Shares covered by the Plan is limited to 22,695,037 (twentytwo million, six hundred and ninety-five thousand and thirty-seven) Shares. In addition, the limit of 0.1% of the Company's Capital Stock per fiscal year must also be considered. Based on the number of Shares that make up the Company's Capital Stock on 06/30/2024, the total number of Shares covered by the Plan in each fiscal year may be up to 4,539,007 (four million, five hundred and thirty-nine thousand and seven) Shares. 10 Except for employees working in China and Australia, who, for legal/tax reasons, will have their award made in cash with a value corresponding to the same number of shares covered by the award and the virtual dividends.

6. Early Prepayment during the Cycle11 The following conditions define what will happen if the Participant leaves Vale during the term of each incentive cycle. 6.1. Resignation or Resignation for Just Cause The Participant will not be eligible for any awards upon termination. 6.2. Dismissal at Vale's Initiative or Retirement or Mutual Agreement For each Cycle of the Matching and PSU Programs, the Participant will receive the cash award upon termination and prorated to the number of months he/she has been working at Vale during the Cycle, except for Directors whose prorated award will be paid only after the end of the Cycle or as the negotiated terms and at the time of termination approved by de Board of Directors. Programs based on Performance Shares and Restricted Shares, linked to spot incentives, must comply with the granting conditions established by the Board of Directors for Directors and for employees, as established in a specific administrative policy. 6.3. Expatriation or Repatriation For each Cycle of the Matching and PSU Programs, the Participant will receive part of the award in cash, at the time of their expatriation or repatriation, and prorated to the number of months they have been working at Vale during the Cycle. Other programs based on Performance Shares and Restricted Shares, linked to spot incentives, must comply with the granted conditions established by the Board of Directors for Directors and for employees, as established in their own administrative policy. The Shares originally granted, and scope of this payment lose the link with the program. The remaining Share balance will continue to the Matching and PSU Programs and will be eligible for the award in Shares at the end of the Cycle. 6.4. Dismissal due to Death or Retirement due to Disability For each cycle of the Matching and PSU programs, the retiree or their legal heirs will receive the full amount of the award, in cash. 6.5. Change of Control or Divestiture of Vale’s Shareholding 11 Exceptions must be approved by the Board of Directors.

For the Matching and PSU Programs, the Participant who works in a controlled or affiliated company that undergoes a change of control or sale of Vale's stake, will receive, for each Cycle, a cash award in prorated to the number of months in which he/she has been working, during the Cycle, in said company to date the change of control of the controlled or affiliated company or the sale of Vale's interest. For the programs based on Performance Shares and Restricted Shares, linked to spot incentives, it will be in accordance with the grant conditions established by the Board of Directors for Directors and for employees, as established in their own administrative policy.

2025 VALE S.A. ANNUAL GENERAL MEETING VOTING STATEMENT Carolina de Moura Campos, in her capacity as a shareholder of Vale S.A., submits this separate vote to formally register her dissent regarding the company's ongoing corporate policy with respect to the Paraopeba Complex — particularly the Jangada Mine and its implications for human, environmental, and institutional rights —, the management of the Apolo Project planned for the Serra da Gandarela region in the Iron-Aquifer Quadrilateral (IAQ) of Minas Gerais, and the company’s actions related to the energy transition, especially regarding the communication strategy “Vale of the Future,” human rights violations in mining territories, and the risk of corporate capture of COP 30, scheduled for November 2025 in Belém do Pará. Paraopeba Complex — Emphasis on the Jangada Mine 1. Non-transparent negotiation with society and shareholders: The resumption of the mining operations at the Jangada Mine, suspended since 2019, have been conducted without public disclosure of the updated environmental impact studies, licensing processes, and prior, free and informed public consultations with the affected communities, as provided for in ILO Convention 169 and the Escazú Agreement. It has been reported that Vale and Itaminas Comércio de Minérios S.A. are in advanced negotiations to lease the Jangada Mine for 15 years, starting in the second half of 20251. This operation would also involve the Capim Branco tailing dam. None of these negotiations were previously communicated clearly and transparently to the affected communities or to shareholders, even though this mine is part of the Feijão/Jangada mining complex, where the collapse of tailings dam B1 killed 272 people, most of them company workers. 2. History of violations and ongoing risks: The Jangada Mine is located less than 1 km from the Córrego do Feijão Mine. Although Vale has stated, in response to previous concerns, that “the Jangada Mine is a separate mining process from the Córrego do Feijão Mine,” it is publicly known — and acknowledged by Vale itself — that both effectively operated as a single mining complex, with interconnected structures and integrated functions. The environmental license granted by the State of Minas Gerais to Vale in December 2018 was for the project presented as “Continuation of Operations of the Jangada and Feijão Mines.” In the 20-F form in the Annual Report for the fiscal year ending 31/12/2018, page 1, it was stated that “Dam I received tailings from the Córrego do Feijão and Jangada mines from 1976 until it became inactive in 2016” and that “the Jangada Mine, also located in the Paraopeba complex, was not affected by the tailings flow but its operations were suspended due to the closure of the Feijão processing plant, which processed Jangada's raw output.” In the report for the fiscal year ending 31/12/2020, page 22, it was stated that “in March 2020, we signed an agreement with workers’ unions setting the compensation value to be paid to survivors and workers stationed at the Córrego do Feijão and Jangada Mines.” 1 ALMÉRI, Nairo. Vale e Itaminas negociam Mina Jangada. Além do Fato, 19 feb. 2025. In: https://alemdofato.ua i.com.br/economia/vale-eitaminas- negociam-mina-jangada/. Date Acessed: 24 apr. 2025.

The Capim Branco dam, associated with the Jangada Mine, was classified by Vale itself at Level 1 of the PAEBM (Emergency Action Plan for Mining Dams) in 2019, which requires heightened attention to its structural safety. The licensing for the expansion and continuation of operations at the Jangada and Córrego do Feijão Mines in 2018 was, according to the Federal Police and the State Comptroller’s Office of Minas Gerais, riddled with administrative and technical irregularities, which led to its suspension shortly after the collapse of the B1 dam at the Córrego do Feijão Mine2. 3. Conflict with the company’s public commitments: In response to previous statements, the Company declared that it does not intend to resume activities in the area of the tragedy. However, the indirect resumption through the leasing to another company constitutes a serious ethical and reputational contradiction. 4. Neglected institutional and environmental risks: The reactivation of operations at the Jangada Mine is being orchestrated in a fragmented and non-transparent manner, without the public presentation of a comprehensive mine closure plan, without updated and accessible environmental impact studies, and without formal public consultation processes with local communities. Information received by organizations operating in the region indicates that Vale’s Community Liaisons have approached local leaders for informal meetings, suggesting that the responsibility for operations will lie with the company Itaminas. However, such a strategy reveals an attempt by Vale to transfer mineral extraction operations while retaining responsibility for other relevant structures, such as the Capim Branco dam, which undermines the claim that the project is “disassociated” from the Company. This fragmented approach compromises transparency and disrespects national regulations and international commitments made by Brazil, such as the Escazú Agreement and ILO Convention 169, which establish minimum standards for the rights to information, participation, and public consultation of populations affected by major projects. It is important to recall that Itaminas Comércio de Minérios S.A. was responsible for the collapse of the Fernandinho Mine dam in Ibirité in 1986, a tragedy that resulted in seven fatalities. 5. Evidence of opaque political negotiation: According to denunciations by collectives and local organizations, the Municipality of Brumadinho allegedly agreed with Itaminas on a payment of R$10 million as a “trade-off” for the reactivation of the Jangada Mine, without transparent and legitimate dialogue with municipal councils and the directly affected residents. Vale has not made any statement regarding this matter, even though it is involved in the lease negotiations. 6. Water and ecological insecurity: The Jangada Mine area is part of a territory known as the Iron-Aquifer Quadrilateral, which faces a critical risk of water stress, according to recognized and official scientific studies. Vale’s response to inquiries about water security and environmental recovery lacks technical detail regarding the Jangada Mine and does not present specific data on the impact on the aquifer, local ecosystems, and the implications for the population and biodiversity in times of climate change and extreme events. Years before the collapse of the Córrego do Feijão dam, Vale’s geologist, Cesar Augusto Paulino Grandchamp, presented studies and technical information about the region's hydrogeology 2 Federal Police Criminal Investigation on the licensing process about the expansion and continuation of mining operations at Minas da Jangada e do Córrego do Feijão: https://www.estadao.com.br/blogs/blog/wp-content/uploads/sites/41/2019/11/ l_2019_2224_licenciamento_assinado_assinado_assinado-1.pdf? srsltid=AfmBOopdrRYcErBhVz3kulmnCrRc_HL4sOBw2R71qkLYeSXMbHUcjKuj to the communities of Casa Branca, Jangada, and Córrego do Feijão. According to him, the expansion of the Jangada Mine would not cause damage to the springs supplying human consumption. This professional, along with Vale, Tüv Süd, and 15 others, is a defendant in the criminal proceedings regarding the dam collapse. Additionally, his professional license was revoked by CREA-MG3. Therefore, all technical details presented by Vale regarding the water situation at Jangada lack credibility and trustworthiness. 7. Absence of a public and detailed mine closure plan: Vale claims to comply with regulatory frameworks related to mine closure but does not disclose to the public the specific plans for the Paraopeba Complex, citing the need to “preserve competitiveness.” This stance conflicts with the public interest, especially in Brumadinho, the scene of one of the country’s largest socio-environmental tragedies. In view of the above, I vote to reject the corporate strategy of leasing the Jangada Mine due to the risks to the company’s image and its failure to meet international agreements. Vale has not yet: • Publicly disclosed the terms of the contract with Itaminas; • Provided technical, legal, and environmental guarantees regarding the safety of the mine and associated dam; • Conducted formal public consultations with local communities with the residents of Casa Branca, Jangada, Córrego do Feijão and other neighbouring communities; • Demonstrated commitment to transparency and historical reparations for Brumadinho and the affected regions by the 2019 tragedy; • Published the Mine Closure Plan for the Jangada Mine as required by law. Apolo Project 1. Contradictions between discourse and practice regarding water sustainability: In response to previous statements, Vale claims that the Apolo Project will use dry processing and that its impacts on water resources will be “minimal and reversible.” However, the company’s own studies indicate a lowering of the water table as early as the first year of operation, with continuous groundwater pumping in an area recognized as strategically important for the water supply of the Belo Horizonte Metropolitan Region (BHRM)4. The logic of deep-pit mining over ferriferous formations — which coincide with aquifers — irreversibly compromises the natural dynamics of groundwater, as it leads to the destruction of recharge areas and the aquifer itself. 2. Threat to the water security of millions of people: The Serra da Gandarela supplies water to the Ribeirão da Prata, a tributary of the Rio das Velhas, whose basin is considered a strategic alternative for the water security of the BHRM. Even after the signing of Terms of Commitment with the Public Prosecutor's Office of Minas Gerais (MPMG), the Federal Public Prosecutor's Office (MPF), and COPASA to ensure public water supply, Vale insists on a project that directly affects the water security of around five million people, also 3 CONSELHO REGIONAL DE ENGENHARIA E AGRONOMIA DE MINAS GERAIS (Crea-MG). Cesar Augusto Páulino Grandchamp. In: https://www.crea-mg.org.br/cesar-augusto-paulino-grandchamp. Date Acessed: 24 apr. 2025. 4 Amplo, Vale (2021, Augusto) Relatório de Impacto Ambiental (RIMA) do Projeto Apolo. Page 34. https://www.janeiromarrom.com.br/_files/ugd/1ddc6b_0ba28ca8b84b4e938efcb6188e26b2bb.pdf Date Acessed: 24 apr. 2025 impacting the Piracicaba River basin (part of the Doce River basin). This could lead Vale to incur enormous financial expenditures to guarantee access to water in the most populous region of Minas Gerais, where two tailings dam collapses occurred (in 2015 and 2019). The inconsistency between the company's role assumed in the Terms of Commitment and its international commitments regarding water security, compared to its actions with the Apolo Project in the Serra da Gandarela, is evident. 3. Disregard for scientific and historical warnings: Vale’s own Environmental Impact Study (EIA) from 2009 recognized that the mining pit would be located “at the highest points of the landscape,” areas of high ecological and hydrological importance. Technical evidence regarding the cumulative and systemic effects of aquifer piezometric drawdown has been known for decades and reaffirmed in studies such as the MovSAM Dossier-denunciation (2016)5 and CPRM6 reports. 4. Conflict with legally protected zones and territorial planning guidelines: Although the project is formally located outside the boundaries of the Serra do Gandarela National Park, studies on the Apolo Project indicate that there will be impacts on this federal conservation unit, especially due to the pit (which, in some sections, is about 80 meters from the park boundary) and two waste rock piles whose drainage flows toward the National Park. Furthermore, the structures of the Apolo Project, including a railway branch, overlap with Environmental Protection Areas — such as the Southern APA of the BHRM — which were created precisely to protect the watersheds and natural systems essential to the water supply and biodiversity of the metropolitan region. 5. History of social resistance and lack of qualified consultation: Since 2009, the Apolo Project has faced strong opposition from civil society, expressed in public hearings, lawsuits, and registration in the Environmental Justice Atlas (EJAtlas)7, a fact that has been impacting Vale’s public image. The company’s strategies to minimize risks in its public statements and in the licensing process, without carrying out free, prior, and informed consultation with potentially affected communities, violate the guidelines of the Escazú Agreement and ILO Convention 169, to which Brazil is a signatory. In view of the above, I vote against the continuation of the Apolo Project, and recommend: • Immediate suspension of licensing process for the “new concept” Apolo Project; • Reevaluation of Vale’s operational strategy in the Iron-Aquifer Quadrilateral, focusing on aquifer preservation and long-term water security due to the high financial risks that would cause losses to the shareholders. 5 Dossiê-denúncia: ameaças e violações ao direito humano à água no Quadrilátero Ferrífero-Aquífero de Minas Gerais” (2016), do Movimento pelas Serras e Águas de Minas Gerais (MovSAM): https://www.janeiromarrom.com.br/_files/ugd/1ddc6b_d9e831d8a3454f03a888e617e79dbe77.pdf Date Acessed: 24 apr. 2025 6 Projeto APA Sul RMBH - Estudos do Meio Físico – Uso e Disponibilidade de Recursos Hídricos de 2005 https://www.janeiromarrom.com.br/_files/ugd/1ddc6b_14a8d647ff5548c49ddf6983c4d0ed85.pdf Acesso em: 24 apr. 2025. 7 ATLAS DA JUSTIÇA AMBIENTAL. Gandarela Mountain Range, Minas Gerais: contra a mineração de ferro. Disponível em: https://ejatlas.org/conflict/gandarela-mountain-range-minas-gerais-against-mining-iron .. Date Acessed: 24 apr. 2025.

ENERGY TRANSITION AND COP 30 1. Energy transition with contradictions and hidden impacts: Vale S.A. seeks to present itself as one of the protagonists of the global energy transition, anchoring its narrative in the production of “critical minerals” and in voluntary environmental commitments, such as adherence to the Taskforce on Nature-related Financial Disclosure (TNFD). However, this narrative conceals the socio-environmental conflicts and human rights violations associated with the intensive exploitation of these resources in Brazil. Data from the Observatory of Mining Conflicts indicate that the company is directly linked to more than 11.5% of the conflicts involving transition minerals between 2020 and 20238. 2. “Vale of the Future” as a legitimization narrative: After the disasters in Mariana (2015) and Brumadinho (2019), Vale began investing in a rebranding process aimed at reinforcing the image of a “reflective,” “sustainable,” and “environmentally responsible” company. This narrative transformation, however, has not been accompanied by structural changes in the company’s operational and decision-making practices. The very process of electing the Board of Directors for the 2025–2027 term reveals this lack of commitment: although the mining company highlights modest advances in diversity — 23% women and 31% nonwhite individuals — the composition remains dominated by profiles from the traditional financial and corporate sectors, largely committed to the logic of economic performance and institutional image protection. As a result, there is no real space for the plurality of views and experiences from the sectors and territories most affected by the company’s operations, which undermines the discourse of the “Vale of the Future.” 3. In the same line, the notion of "net positive impact," used by the company to explain how it addresses its environmental impacts in the context of climate discussions, constitutes a symbolic and accounting device intended to mask the irreversible effects of mining on ecosystems and local populations, without promoting structural changes in the practices that cause them. 4. Belém and COP 30 as a stage for a new mining offensive: The choice of Belém as the host city for COP 30 is treated by Vale as a strategic opportunity. The company is engaging in urban interventions in the city — such as the Belém City Park — and sponsoring events like the International Conference on the Amazon and New Economies, organized in partnership with IBRAM. Vale’s institutional and symbolic mobilization for COP 30 clearly exemplifies corporate capture of a multilateral space, transforming a climate forum into a showcase for advancing its commercial interests. 5. Mining expansion under the guise of decarbonization: In the name of climate action, a new phase of mining expansion is unfolding in the Amazon and across Brazil, marked by "green extractivism." Vale, through its subsidiary Vale Base Metals, is restructuring its operations and attracting new international capital to strengthen its dominance over strategic minerals such as nickel, cobalt, and copper. Nevertheless, Indigenous territories and traditional communities continue to be the most impacted, as in the case of the Onça Puma mine in Pará. 8 WANDERLEY, L. J. (Coord.) (2024). Transição desigual: as violações da extração dos minerais para a transição energética no Brasil. Brasília: Comitê em Defesa dos Territórios frente à Mineração

In view of the above, I vote for greater transparency, accountability, and consistency in Vale S.A.’s conduct related to the energy transition and COP 30, and recommend: • Immediate halt to marketing and sponsorship actions involving Vale’s image as a climate sustainability promoter at COP 30, until there is verifiable commitment to human rights and environmental justice in affected territories. I request that this voting declaration be properly numbered, certified, and filed in full (in both Portuguese and English) with the minutes of this assembly, as provided for in the Brazilian Corporations Law (Law No. 6.404/1976), Article 130, §1, items “a” and “b.” I await a written response to these inquiries and considerations within no more than 30 (thirty) days. Brumadinho, April 25, 2025 Carolina de Moura Campos CPF 053.075.666-89 Shareholder

2025 VALE S.A. ANNUAL GENERAL MEETING

VOTING STATEMENT

Carolina de Moura Campos, in her capacity as a shareholder of Vale S.A., submits this separate vote to **register her dissent regarding the company's compensation policy,** given the evident mismatch between the efforts directed at valuing its senior leadership and the persistent neglect in the processes of reparations for ongoing human rights and socio-environmental violations.

In the year marking the tenth anniversary of the Fundão dam collapse, Vale reaffirms its commitment to global competitiveness by elaborating, with extreme care and technical sophistication, its compensation policy for top executives. It mobilizes internal committees, specialized consulting firms, and international research to ensure the attractiveness, retention, and strategic alignment of what it calls the "Key Management Personnel." However, the same rigor is not observed in the socio-environmental and human rights reparation processes, which continue to be characterized by delays, denial of rights, and a lack of transparency toward affected populations.

The proposal for a 'General Long-term Equity-based Incentive Plan", through which Vale seeks to shield its senior leadership with multimillion-dollar incentives, exacerbates this contrast by attempting to respond to pressures for corporate accountability with solutions that fail to address the root causes of its structural problems. In 2024, the conviction by the Securities and Exchange Commission of Brazil (CVM) of a former director for negligence in the Brumadinho disaster, combined with the recent appeal to the Superior Court of Justice (STJ) that may reopen criminal proceedings against former CEO Fabio Schvartsman, highlights persistent governance failures and undermines the meritocratic logic that underpins the compensation packages. The cancellation of the professional registrations of engineers involved, decided by CONFEA, reinforces this diagnosis. While senior management is surrounded by robust mechanisms of valuation and protection, the victims of the company's greatest socio-environmental tragedies continue fighting for justice, reparations, and dignity. The proposed compensation policy thus lays bare the gap between discourse and practice, revealing the urgent need to reposition human rights at the core of Vale's corporate governance.

I request that this voting statement be duly numbered, authenticated, and filed **in full (in Portuguese and English)** together with the minutes of this assembly, as provided for in the Brazilian Corporations Law (Law No. 6.404/1976), Article 130, §1, items "a" and "b."

I await a written response to these questions and considerations within no more than 30 (thirty) days.

Brumadinho, April 25, 2025

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Data: 26/04/2025 14:29:18-0300
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Carolina de Moura Campos

CPF 053.075.666-89
Shareholder

FREE TRANSLATION - A translated version was not provided by the shareholders to the Company 2025 ANNUAL GENERAL MEETING OF VALE S.A VOTING DECLARATION Carolina de Moura Campos, as a shareholder of Vale S.A., presents this separate vote to highlight the need for greater transparency from the Company regarding the inclusion of outsourced production purchases (through leasing and partial or total assignment of rights), as well as the acquisition of ores, fines, and other iron ore inputs offered by third-party entrepreneurs. The document emphasizes the company's policy in the Sinclinal Gandarela area, involving the leasing of mining rights in Serra do Baú to MR Mineração and the transfer of rights to companies linked to the Avante Mineração group (GSM and Ferro Puro), assignment for which we do not know the commercial or contractual terms, for example, with possible preferential purchase clauses of the production, and, as a consequence, the masking of the socio-environmental burden that the possible productive and commercial ties cause to the region. In other words, the activity of third parties depends on a process of flow and, often, beneficiation, capable of transforming the consumed substance into a marketable mineral good. That is, a large part of small and medium producers depends on beneficiation and flow agreements with larger companies, which, in turn, foster the emergence of new interested parties in a market that has escaped the control of competent public authorities, in the environmental, water resources, and mining activity regulation areas. That said, since restrictions imposed on Vale units due to the Samarco disaster in November 2015 and at the Córrego do Feijão mine in January 2019, the 20-F reports registered with the United States Securities and Exchange Commission, respectively on March 31, 2016, April 10, 2017, April 13, 2018, April 18, 2019, April 3, 2020, March 23, 2021, April 14, 2022, April 12, 2023, April 18, 2024, March 28, 2025, reveal the purchase of iron ore from third parties by the company, in the reference notes contained in the tables “1.1.2. Iron Ore Production” of the cited reports. The fact that Vale S.A. owns or controls the three railway concessions (FCA/VLi, MRS, and EFVM) that transport iron ore extracted in Minas Gerais to export ports in the states of Espírito Santo and Rio de Janeiro creates the condition for Vale S.A.'s mediation dependence in the purchase of ores from third-party entrepreneurs, who have multiplied in the Quadrilátero Ferrífero and Aquífero region since the 2015 and 2019 disasters, possibly encouraged by the demand that the company itself recognizes in the “External Risks” and “Strategic Risks” topics, contained in the 20F/2018 reports, published in April 2019, that is, after the disaster at the Brumadinho mine. The report says, on page 22: “EXTERNAL RISKS - Our business is exposed to the cyclicality of global economic activity and requires significant capital investments. (...) When demand exceeds our production capacity, we can meet excess customer demand by purchasing iron ore, pellets, or nickel from joint ventures or third parties and reselling them, increasing our costs and reducing our operating margins. If we are unable to meet excess customer demand in this way, we may lose customers... The same wording is brought in the following reports. In the 2024 report, registered with the CVM/USA on March 28th, the same wording is brought in the Strategic Risks topic, in Risk Management: “...we can meet excess customer demand by purchasing iron ore fines, iron ore pellets, or nickel from third parties who process and resell them, which would increase our costs and reduce our operating margins. Thus, if we are unable to meet excess customer demand, we may lose customers...” Now, the multiplication of mini mines witnessed in Minas Gerais has become a strategy of the mining corporation to, through small and medium entrepreneurs, establish anarchy in the mining sector in the occupation of the territory, considerably hindering the lack of control and supervision by competent public authorities, both in the regulation of mining activity and the environment.

FREE TRANSLATION - A translated version was not provided by the shareholders to the Company The state has been witnessing the growth of road transport by these small and medium suppliers (the third parties), causing accidents and deaths on federal and state highways. And also the occurrence of clandestine extraction activities that seek to deliver the stolen substances, supposedly in the outsourced supply chain, which reaches, at the top of the exploration and commercialization chain, larger companies in the ore export sector or steel production. To this end, the legislation on Financial Compensation for the Exploitation of Mineral Resources (CFEM) established basically three categories of mining products or processes: the mineral good (mineral substance already mined after the completion of its beneficiation), beneficiation (or treatment, by different processes), and consumption (the use of the mineral good by the holder or lessee, as well as by the controlling, controlled, or affiliated company, in a process that results in the obtaining of a new species” (cf. the wording given to paragraph 4 of article 6 of Law 7990/1989, by law 13.540/2017). Furthermore, Decree No. 01, of January 11, 1991, equated “the consumption or use of mineral substance in an industrialization process carried out within the area of the deposit, mine, saltworks or other mineral deposits, their adjacent areas or even in any establishment” to “sale” (sole paragraph of article 15). Similarly, paragraph 15 of article 2 of Law 8001/1990, states that “the beneficiation of mineral goods in third-party establishments, for CFEM incidence purposes, will be treated as consumption”. The norms ensure that the production of iron ore by companies like Vale can rely on their own beneficiation structures, well distributed across different regions and vectors of the QFA, serving the company's mining units that do not have beneficiation or treatment units, as well as thirdparty companies that can supply Vale with substances on which its commercial relationship with buyers in the Brazilian or international market depends. Thus, if in the 20F/2015 report, Vale reported volumes of third-party acquisitions by the company: “The production data does not include the purchase of third-party ore of 12.5 Mt in 2015, 12.3 Mt in 2014, and 10.6 Mt in 2013” [note 2, related to the “total” iron ore production “of the Vale System”/topic “1.1.2 Iron Ore Production”, p. 35 of the 20F/2015 report, registered with the United States Securities and Exchange Commission on March 31, 2016] From the following years, such production volumes (acquired from third parties) are not reported. However, it would still be insufficient, from the company's transparency perspective, to report only the volumes. It is essential to inform the suppliers and the origin of the ores to have a real dimension of the impacts fostered by the company in different mining territories. Given the logistical integration of its different plants and complexes, integrated by branches, arcs, and railway corridors, the fact that these operations are supposedly concentrated at the Fábrica mine does not mean that they are all delivered to this mine. Operationally and administratively, it would be a contradiction. Therefore, Vale owes the Brazilian and central-mining society in particular adequate information about its relationships with third parties, the volume of purchases from each CNPJ, and the extraction areas of the ores acquired from third parties, or such a situation raises suspicion of unauditable accounting maneuvers to ensure the due sustainability of the businesses involved in such operations. Some information contained in the reports in question 20F – 2015 As registered with the United States Securities and Exchange Commission on March 31, 2016 “The production data does not include the purchase of third-party ore of 12.5 Mt in 2015, 12.3 Mt in 2014, and 10.6 Mt in 2013” [note 2, related to the “total” iron ore production “of the Vale

FREE TRANSLATION - A translated version was not provided by the shareholders to the Company System”/topic “1.1.2 Iron Ore Production”, p. 35 of the 20F/2015 report, registered with the United States Securities and Exchange Commission on March 31, 2016] 20F- 2016 As registered with the United States Securities and Exchange Commission on April 10, 2017 p.30 – Note 2 (related to the “total of the Vale System” calculated in December of the years 2014 to 2016/table topic “1.1.2. Iron Ore Production”) informs: “The production data represents the mass obtained after the beneficiation process, with a small contribution from ROM production and third-party ore purchases”. Note 4 to the same table informs that “the recovery data of the process [in 2016] does not include third-party ore purchases”. 20F - 2017 As registered with the United States Securities and Exchange Commission on April 13, 2018 Table in the topic 1.1.2 – Iron Ore Production (in 2015 to 2017) (pp.33/34). The data related to the production of the Minas Centrais System [part of the then-called Southeast System] refers to note (1) informing that “The production data includes third-party ore purchases”. It is also informed, in note (3), that “The recovery data of the process [in 2017] does not include third-party ore purchases”. It is also mentioned in the topic Consolidated Operating Costs and Expenses (pp. 89-90) an increase of 19.2% compared to the US$ 17.650 billion recorded in 2016, thus totaling US$ 21.039 billion in 2017 of the cost of “products sold and services provided from continuing operations”, including “higher iron ore prices (US$ 695 million)” and “higher costs of feed purchased from third parties” (emphasis added) 20F – 2018 As registered with the Securities and Exchange Commission on April 18, 2019 p.22 – “EXTERNAL RISKS - Our business is exposed to the cyclicality of global economic activity and requires significant capital investments.” “... When demand exceeds our production capacity, we can meet excess customer demand by purchasing iron ore, pellets, or nickel from joint ventures or third parties and reselling them, increasing our costs and reducing our operating margins. If we are unable to meet excess customer demand in this way, we may lose customers...” p.39 Note (1) [related to the 2018 fiscal year]: “The production numbers include third-party ore purchases, mine production, and inputs for pelletizing plants”; note (2) “Percentage of run-ofmine recovered in the beneficiation process [in 2018]. The recovery values of the process do not include third-party ore purchases.” 20F - 2019 As registered with the United States Securities and Exchange Commission on April 3, 2020 The same observation of external risks on p. 32. On page 50 (topic 1.1.2 Iron Ore Production, note (1), related to the production of 2017, 2018, and 2019, informs that “the production numbers include third-party ore purchases. Note (2) informs that the recovery values related to the percentage of the mine recovered in the beneficiation process [in 2019] do not include third-party ores.

FREE TRANSLATION - A translated version was not provided by the shareholders to the Company The topic “1.1.3. Iron Ore Pellet Operations” informs that part of the Southern System (Fábrica mine) “receives iron ore from the Paraopeba complex and third-party purchases” – also informing that “Operations at the Fábrica plant have been suspended since February 2019, following ANM's determination...” after the tailings dam rupture at the Córrego do Feijão mine. 20F - 2020 As registered with the United States Securities and Exchange Commission on March 23, 2021 On pages 31 and 32, it again conjectures the same situation of “external risks” and the consequent need to purchase “iron ore fines, iron ore pellets, or nickel from third parties who process and resell...” Third-party purchases are informed in the table of topic 1.1.2. Iron Ore Production, for the years 2018 to 2020 and for the “beneficiation process recovery” of 2020, whose values “do not include third-party ore purchases”. The same information about the Fábrica mine is reiterated in the Description/History column of the table “1.1.3. Iron Ore Pellet Operations”. 20F - 2021 As registered with the Securities and Exchange Commission on April 14, 2022 The table 1.1.2. Iron Ore Production (p.48) contains, for the production from 2019 to 2021, note (1) informing that “the production numbers include third-party ore purchases, run-of-mine ore, and feed for pelletizing plants”. The same information is again present in the 20F – 2022 report, in the table of topic 1.1.2. Iron Ore Production (p.25) between 2020 and 2022.

Vote for the REJECTION of the management report, accounts, and financial statements for the fiscal year ended December 31, 2024, for the following reasons: In the 2024 Management Report (page 34), under the Sustainability section, Vale states that in 2024 it concluded and published the protocol of the Kayapó people, in the state of Pará, Brazil, and adds that: "By 2030, we aim to support all Indigenous communities neighboring our operations in the development and implementation of their plans in pursuit of the rights provided for in the United Nations Declaration on the Rights of Indigenous Peoples (UNDRIP). In addition to the Kayapó, four other Indigenous communities among Vale’s 11 Indigenous stakeholders in Brazil — Ka’apor, Guajajara from the Rio Pindaré and Caru Indigenous Lands (Maranhão), and the Tupiniquim from the Comboios Indigenous Land (Espírito Santo) — are engaged in implementing the company's commitment to the rights outlined in the UNDRIP, whether through the development of their Consultation Protocols, Territorial and Environmental Management Plans, or Life Plans.” (p. 34) Approved by the UN General Assembly in 2007, the United Nations Declaration on the Rights of Indigenous Peoples (UNDRIP) represents an important acknowledgment of the rights of Indigenous peoples, outlining guiding principles for their protection. However, its nonbinding nature prevents it from effectively securing Indigenous peoples' autonomy regarding the management of their territories and the preservation of their traditional ways of life. The International Labour Organization's Convention No. 169 represents a significant advancement in the protection of the rights of Indigenous, quilombola, and traditional communities. As a binding treaty, it compels States to uphold these rights. A fundamental right established in this instrument is the right to free, prior, and informed consultation, conducted in good faith whenever legislative or administrative measures that may affect these groups are planned, ensuring their participation and consideration in decisionmaking processes that impact them. The manner in which prior consultation is conducted is autonomously determined by Indigenous, quilombola, and traditional communities, without external interference.

Consultation protocols formalize this autonomy, setting forth the methods and procedures for consultation, thereby respecting the decisions of the involved communities. The right to land is thus protected, including the use of natural resources therein. Activities such as mining have direct and multifaceted impacts on the territories of Indigenous, quilombola, and traditional communities, affecting their ways of life and exposing them to threats such as air, water, and noise pollution, as well as risks like accidents and other dangers. Given this, it is essential that these groups independently define the procedures by which they wish to be consulted and that their right to veto harmful actions and activities is guaranteed. How can the company claim to respect Indigenous, quilombola, and traditional communities if, through third-party companies (consultancies), it promotes the creation of documents that could serve to endorse the company's own projects? This contradicts the nature of consultation protocols. The promotion of the creation of protocols, Territorial and Environmental Management Plans, or Life Plans based on a non-binding document (UNDRIP) appears to be a way of diverting from the real purpose of these instruments, which is to safeguard the rights of Indigenous and traditional peoples and communities. Moreover, it is crucial to denounce the company's misappropriation of the narratives of the affected peoples. By stating that it "concluded and submitted" these protocols in the first person, the company positions itself as the agent of a process that, for legitimacy, must be led by the communities themselves. This corporate stance seeks to obscure the autonomy and decision-making power of Indigenous, quilombola, and traditional peoples. By promoting these actions within the territories, the company exerts undue pressure on community leaders and members, amounting to harassment. This pressure manifests through the imposition of short deadlines for the organization of complex documents, combined with an insistent and sometimes disrespectful approach by company representatives, placing the communities in situations of great discomfort and vulnerability. Reports of harassment and improper approaches have been presented in several cities in Minas Gerais, such as Guanhães, Senhora do Porto, and Antônio Dias, where community leaders feel coerced by calls and contacts from representatives of third-party companies, aiming to force agreement to meetings without prior summons or transparency.

In Maranhão, there is a particularly concerning situation involving the Awá Guajá people living in the Caru Indigenous Land, in the municipality of Bom Jardim. This group, which has had recent contact with the outside world, has been approached by a third-party organization contracted by Vale S.A. to develop plans and/or protocols for their territory. It is important to highlight the language issue: the Awá Guajá have their own language and require translations to access the necessary information in order to properly discuss and decide on proposals, including those within the Basic Environmental Plan, as their territory is impacted by the Carajás railway. Given the lack of coherence and respect toward traditional communities, as well as the violation of international treaties regarding the rights of Indigenous, quilombola, and traditional peoples, I vote for the rejection of the 2024 Management Report and Financial Statements currently under review. Finally, I request that this voting statement, in both Portuguese and English versions, be duly numbered, authenticated, and filed with the minutes of this meeting, in accordance with the Brazilian Corporate Law (Federal Law No. 6404/1976), Article 130, Paragraph 1, items “a” and “b”). I await a written response to these considerations within a period not exceeding thirty (30) days. Procuradora: Fernanda Souto Rodrigues OAB/MA 20.117- CPF 017.523.493- 00) representando Marlene Mateus de Sousa, CPF: 147.791.638-54.

Workforce and Remediation: Vale 2030, Cultural Transformation Journey, and the Environmental Liabilities Associated with Remediation in the Paraopeba River and Doce River Basins I vote AGAINST the approval of the Management Report, the management accounts, and the financial statements for the fiscal year 2024, for the reasons outlined below. In the 2024 Management Report, Vale S.A. introduces the Vale 2030 initiative: our strategic plan aimed at establishing ourselves as a trusted partner in institutional relations and making a positive impact on people and the environment through transparency. However, the company's activities in the territories affected by mining operations and its role as an employer have been inconsistent with the cultural transformation we aspire to achieve. Regarding the workforce (page 21), Vale S.A. presents in the Report a proposal for a Cultural Transformation Journey aimed at “enhancing diversity, equity, and inclusion within the workforce, and implementing a compensation strategy aligned with market practices (...)”. The report also includes an Employee Engagement Survey, indicating a favorable opinion percentage of 83% (eighty-three percent). However, the methodology employed for this survey is not disclosed. It is known that employees respond to this type of survey digitally, using registration and password credentials registered in the company's internal system. This method exposes respondents and, consequently, may impact the accuracy of the information provided, which reflects their actual experiences in operational units. Employees may be reluctant to provide truthful responses due to fears of retaliation, harassment, or even dismissal. Therefore, the survey methodology used by the Company does not accurately represent the true sentiments and realities of its workers. Furthermore, regarding the proposal outlined in the Report under the section titled Diversity, Equity, and Inclusion (page 25), Vale S.A. affirms its commitment to building a diverse and inclusive company for all individuals, with the goal of doubling the representation of women. It is known that the company employs women in predominantly male operational areas, where a structurally unequal, machista, and misogynistic environment prevails. In this context, Vale does not ensure, through its corporate practices, internal transformations, policy changes, or training initiatives that genuinely aim to foster a healthy and respectful work environment, guaranteeing equal rights and conditions for all employees. On the contrary, such measures are absent and have a daily impact on the decisions of female workers regarding their employment in these roles, often resulting in resignations. Some women, still convinced of the company's policies, remain in their positions, but this has led to mental health issues and increased workload, significantly reducing attendance. As an example, the company's trainee program at Vale S.A., located at the Fábrica Mine in Ouro Preto/MG, initially hired 20 (twenty) female workers in 2022. Currently, only 7 (seven) remain in operations, with 4 (four) of them on leave due to mental health issues, leaving only 15% (fifteen percent) of the original hires still active. The unequal inclusion of female workers demonstrates Vale S.A.'s noncompliance with labor legislation aimed at ensuring pay equality in light of gender disparities. When the company opts for recruitment through training programs (trainee initiatives), it bears a legal obligation to adjust the salaries of women selected to achieve pay parity with their male counterparts. However, in practice, the company fails to ensure this salary equalization, resulting in women being paid salaries lower than those of male workers, with a wage gap exceeding 17%. This clearly constitutes a violation of Article 461 of the Consolidation of Labor Laws (CLT), Law No. 14.611/23, and Conventions 100 and 111 of the International Labour Organization (ILO), of which Brazil is a signatory. Therefore, it is concluded that Vale S.A. cannot simply expand corporate diversity without ensuring equal conditions in the workplace, including fair wages, health and safety standards, as well as the implementation of policies aimed at minimizing the structural disparities faced by female workers in safeguarding their lives. The reality reflects the consequences of exploiting its workforce, reaffirming gender inequality within the workplace, non-compliance with labor legislation and international treaties, and generating insecurity among its shareholders due to numerous violations of Human Rights and Social Rights guaranteed by the Federal Constitution of 1988. In the information disclosed regarding Reparations (page 40) of the 2024 Management Report, the Company provides brief details concerning the fulfillment of its obligations. Concerning Brumadinho, the ongoing reparations processes resulting from the breach of dams B-I, B-IV, and B-IVA at the Córrego do Feijão mine, which occurred on January 25, 2019, in the Paraopeba Complex of Vale S.A.'s South System, clearly illustrate the company's unpredictability regarding expenses. The Company has declared that 75% (seventy-five percent) of the total obligations stipulated in the Comprehensive Reparations Agreement, negotiated without the involvement of the affected parties, has been recognized. From their perspective, the reparations have not been fulfilled by the Company after six years since the disaster-crime. Studies conducted by Independent Technical Advisory Bodies demonstrate that water and air quality in both urban and rural areas of the Paraopeba River basin remain contaminated, with estimates indicating that it may take between 44 (forty-four) and 741 (seven hundred and forty-one) years for the river to be fully cleaned.1 In January 2025, the Oswaldo Cruz Foundation (Fiocruz), in partnership with the Federal University of Rio de Janeiro (UFRJ), presented new research findings evaluating the living and health conditions of the population of Brumadinho following the environmental-criminal disaster. The study concluded that children aged 0 to 6 years exhibited elevated levels of metal detection in their urine, with at least one of five metals (cadmium, arsenic, mercury, lead, and manganese) found in all samples analyzed.2 Furthermore, the research confirmed a significant increase in the prevalence of mental health disorders, skin diseases, and cardiac conditions among the affected populations throughout the basin, encompassing 26 impacted municipalities.3 The socio-environmental damages are long-term and, in many cases, irreversible. Their remediation requires both compensatory and mitigating measures to ensure the restoration of the affected communities’ ways of life. Currently, the survival of most individuals in the Paraopeba River basin region relies on financial compensation provided by Vale S.A., as established in Annex 1.II of the Agreement under the Income Transfer Program (PTR). This program constitutes an essential mitigating measure, aimed at securing food security and comprehensive healthcare for those affected, and has been administered by the Getúlio Vargas Foundation (FGV) since 2021. It represents a legally guaranteed monetary benefit that must be paid in full, without financial limitations, until all reparation obligations have been met. In February 2025, Vale S.A. unilaterally reduced the Income Transfer Program (PTR) by 50%, in direct violation of the provisions set forth in the Public Call Notice, 1 https://nacab.org.br/acao-continuidade-ptr/ 2 https://fiocruz.br/noticia/2025/01/fiocruz-apresenta-novos-dados-de-estudo-que-avalia-saude-dapopulacao- de-brumadinho 3 https://www.brasildefato.com.br/2023/01/24/mais-da-metade-das-criancas-de-comunidade-debrumadinho- tem-excesso-de-metal-pesado-no-corpo/

which stipulated gradual reductions with the program's completion scheduled for January 2026. This arbitrary decision is part of a broader pattern of non-compliance and delays in the execution of the company's reparation obligations. According to the 2024 Management Report, only 48% of affected areas are currently undergoing environmental recovery, and merely 39% of the required actions have been completed. Therefore, terminating a reparation measure prior to its full implementation constitutes a renewed violation of the rights of those affected by the collapse of the Córrego do Feijão mine tailings dam, as well as a breach of the Comprehensive Reparation Agreement.4 In light of this context, the Brazilian Association of People Affected by Large- Scale Projects (ABA), along with two other non-profit civil society organizations, filed a legal action on March 14, 2025, demanding the continuation of the PTR.5 On March 28, 2025, Judge Murilo Silva de Abreu issued a ruling in favor of maintaining the program. However, Vale S.A. appealed the decision, claiming it is not responsible for ensuring this right. It is worth noting that Vale itself acknowledges delays in the 2024 Management Report, where it indicates that the obligations under the Comprehensive Reparation Agreement are now expected to be fulfilled only by 2031—demonstrating to the global market that the company prioritizes economic promotion and image rehabilitation over full compliance with its reparation duties. Still on the topic of reparation, with regard to the damages caused by the collapse of the Fundão dam throughout the Doce River basin, Vale S.A. once again celebrated a new Final Agreement that was negotiated without the participation of the affected communities. This new model of reparation proves, yet again, to be both limited and exclusionary. The Final Compensation Program (PID), presented as a simplified solution, has been heavily criticized by legal representatives and affected individuals due to technical shortcomings, excessive bureaucracy, and a lack of transparency in eligibility criteria. The mandatory signing of waiver agreements—which bar beneficiaries from pursuing future legal action—creates a scenario of legal uncertainty and institutionalized coercion, reinforcing a model that favors mining companies at the expense of silencing those impacted.6 4 https://www.brasildefato.com.br/2025/02/27/ainda-sem-reparacao-atingidos-de-brumadinho-mglutampormanutencaointegraldeauxilio/#:~: text=O%20PTR%20faz%20parte%20do,R$%204%2C4%20bil h%C3%B5es. 5 Proceses nº 5010709-36.2019.8.13.0024 e nº 5063550-95.2025.8.13.0024. 6 RAGAZZI, Lucas. Lawyers report 'chaos' in Samarco's new compensation system for those affected in Mariana.O Fator, April 15. 2025. Available at: https://shorturl.at/jjOUB . Accessed on: April 16ª, 2025.

It is also important to note that on June 24, 2024, a public civil action was filed against Fundação Renova, Samarco, Vale S.A., and BHP Billiton by the Federal Prosecutor’s Office (MPF), the Minas Gerais State Prosecutor’s Office (MPMG), the Federal Public Defender’s Office (DPU), the Minas Gerais State Public Defender’s Office (DPE), and the Espírito Santo State Public Defender’s Office (DPES). The action seeks to hold the companies responsible for the Fundão dam collapse, as well as Fundação Renova, accountable for the damages caused to women affected throughout the reparation process.7 The legal claim demands a minimum compensation of R$135,552.00 for each affected woman for material damages related to human rights violations, and at least R$36,000.00 for non-material (moral) damages. In addition, the action requests R$3.6 billion in compensation for collective moral damages. The plaintiffs demonstrated that the registration system used by Fundação Renova across its 41 environmental and socioeconomic reparation programs was based on a patriarchal family model as the only legitimate social structure. This approach excluded women as autonomous rights-holders, maintained their vulnerability, and hindered access to their personal data recorded on the foundation’s platform. Through statistical evidence, the lawsuit argued that the reparation process following the criminal-environmental disaster in the Doce River region not only perpetuated gender-based violence but also reinforced historical gender inequality. Nearly a decade later, women continue to experience heightened vulnerability as a result of the Fundão dam collapse. It is therefore concluded that Vale S.A. failed to provide sufficient information in its 2024 Management Report, omitting internal transformation outcomes—particularly those related to employee research—while presenting an image of indifference to diversity and gender equality in the workplace. Moreover, the company remains noncompliant with the timelines established in the Reparation Agreements. The lack of transparency in its financial disclosures prevents shareholders from adequately assessing the long-term social and environmental impacts of the company’s operations. Transparency and equality must be core principles for the company, alongside a firm commitment to Human Rights, particularly in view of the potential risks associated with its activities. 7 https://www.mpf.mp.br/mg/sala-de-imprensa/noticias-mg/violencia-de-genero-acao-pede-indenizacaode- pelo-menos-r-3-6-bilhoes-por-danos-causados-a-mulheres-no-caso-rio-doce

Lastly, I request that this voting declaration be properly numbered, certified, and recorded in the minutes of this shareholders’ meeting, in accordance with the provisions of Brazilian Corporate Law (Law No. 6.404/1976), Article 130, items “a” and “b”. A written response to these remarks and inquiries must be provided within 30 (thirty) calendar days. Shareholder Victória Taglialegna Salles OAB/MG 177.163 CPF 110.064.036-39

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Thiago Lofiego
Date: April 30, 2025		Director of Investor Relations